UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 19, 2018, Concordia International Corp. (“Concordia”) announced that at the meetings of holders of certain secured debt of Concordia (the “Secured Debtholders”) and holders of certain unsecured debt of Concordia (the “Unsecured Debtholders”) and at the annual and special meeting (the “Shareholders’ Meeting”) of shareholders of Concordia (the “Shareholders”), the Secured Debtholders, Unsecured Debtholders and Shareholders approved the previously announced proposed recapitalization transaction to be implemented pursuant to a plan of arrangement under the Canada Business Corporations Act. In conjunction with this announcement Concordia is filing the following exhibits:
Exhibit 99.1        Press release of Concordia International Corp., dated June 19, 2018.
Exhibit 99.2        Report of Voting Results.
Exhibit 99.3        Report on Ballot for the Shareholders’ Meeting.
Exhibit 99.4        Report on Ballot for the meeting of Secured Debtholders.
Exhibit 99.5        Report on Ballot for the meeting of Unsecured Debtholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.
By:	/s/ David Price
	Name:	David Price
	Title:	Chief Financial Officer

Date: June 19, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp., dated June 19, 2018.
99.2	Report of Voting Results.
99.3	Report on Ballot for the Shareholders’ Meeting.
99.4	Report on Ballot for the meeting of Secured Debtholders.
99.5	Report on Ballot for the meeting of Unsecured Debtholders.